UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHAMPION PAIN CARE CORPORATION

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

158571109

(CUSIP Number)

Mark H. Conner

2207 North 11th Avenue

Phoenix, AZ 85007

1. 602.391.3128

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158571109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark H. Conner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) √
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000,000
	8.	SHARED VOTING POWER 1,250,000
	9.	SOLE DISPOSITIVE POWER 10,000,000
	10.	SHARED DISPOSITIVE POWER 1,250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 158571109	13D	Page 3 of 4 Pages

(1) This percentage is calculated based upon 121,313,500 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as of April 28, 2016.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Shares, par value $0.0001 per share, of Champion Pain Care Corporation (the “Shares”), a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 48 Wall Street, 10th Floor, New York, NY 10005.

Item 2.  Identity and Background.

 (a) The name of the reporting person is Mark H. Conner, COO and a Director of the Issuer.

(b) The business address of Mark H. Conner is 6263 N. Scottsdale Road, Suite 340, Scottsdale, AZ 85250

(c) Within the last five years, Mark H. Conner has not been convicted in any criminal proceedings.

(d) Within the last five years, Mark H. Conner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 On April 28, the Company issued 1,250,000 Shares to the trust of Mark H. Conner and Melissa Conner, Square Bear Trust of Mark and Melissa Conner, dated February 28, 2014, in exchange for an investment $25,000.

Item 4.  Purpose of Transaction.

 The Shares were issued to in order to raise working capital for the Company.

Item 5.  Interest in Securities of the Issuer.

 (a) Mark H. Conner directly owns 10,000,000 Shares and indirectly owns 1,250,000 Shares which collectively represent 9.3% of the Issuer’s outstanding Shares. The percentage of Shares owned directly and indirectly by Mark H. Conner is based upon 121,313,500 issued and outstanding of the Issuer’s Shares reported to be outstanding to the reporting person by the Issuer as at the date of this filing.

(b) Only Mark H. Conner acting alone has the power to vote or to direct the vote or to dispose or direct the disposition of 10,000,000 of the Shares held by Mark H. Conner. The power to vote or to direct the vote or to dispose or direct the disposition of the 1,250,000 Shares held by Square Bear Trust of Mark and Melissa Conner, dated February 28, 2014, is held by Mark H. Conner and Melissa Conner.

(c) Mark H. Conner has not effected any other transactions in the Shares within the 60 days prior to the date of this filing.

 (d) Mark H. Conner does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares held in the name of Mark H. Conner or Square Bear Trust of Mark and Melissa Conner, dated February 28, 2014 and reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 158571109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Mark H. Conner Mark H. Conner

Insert Title Insert Title

May 4, 2016 Insert Date